AB

SECURITIISSION

03012511

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46?52

RECEIVED

FEB 2 6 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING____12/31/02____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    ADVANTAGE GFC, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

    2 WALL STREET
(No. and Street)

PROCESSED

    NEW YORK, NEW YORK   10005

(City)   (State)   (Zip Code)

MAR 2 8 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    GIUSEPPE CONFUORTI   (212) 349-0137

THOMSON FINANCIAL

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    GREENE, ARNOLD G., CPA

(Name – if individual, state last, first, middle name)

    866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

GIUSEPPE CONFUORTI , swear (or affirm) that, to the best of

y knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ADVANTAGE GFC, LLC , as

f DECEMBER 31, , 20 02 , are true and correct. I further swear (or affirm) that

either the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

lassified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____**MEMBER**_____
Title

_____
Notary Public

GEORGIA MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires _5/31/03_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE GFC, LLC

R E P O R T

FORM X-17A-5

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

CONTENTS

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and
    Members of

ADVANTAGE GFC, LLC

I have audited the accompanying statement of financial condition of Advantage GFC, LLC as of December 31, 2002, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advantage GFC, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 24, 2003

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2002

A S S E T S

Current assets:

Cash in bank		$ 793,970
Petty cash		500
Receivables from brokers and dealers:		
Commissions receivable	$ 40,744	
Other receivables	121,279	
Other-deposit Bear Stearns	100,000	262,023
Loans receivable		249,105
Investment in GFC Advisors, Spa		151,000
Investments at market		65,048
Investment in Banca Advantage		7,361,509
Investment in funds		41,095
Loans and exchanges		6,431
Total current assets		8,930,681
Fixed assets (less accumulated depreciation of $40,767)		85,040
Other assets: Deposits		13,318
Total assets		$9,029,039

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Accounts payable and accrued expenses	$ 178,000
Total current liabilities	178,000
Liabilities subordinated to claims of general creditors	1,000,000
Members' capital	7,851,039
Total liabilities and members' capital	$9,029,039

See notes to financial statements.

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ADVANTAGE GFC, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:

Commissions		$ 914,549
Advisory income		15,858
Consulting income		269,609
Profit on investment		1,522
Interest and dividend income		20,315
Total revenue		1,221,853

Expenses:

Members compensation	$ 247,000	
Other employee compensation	140,100	
Commissions paid to other broker-dealers	210,043	
Interest on subordinated loans	35,572	
Regulatory fees and expenses	4,792	
Other expenses	535,637	
Total expenses		1,173,144
Income before federal income tax		48,709
Less: federal income tax		-0-
Net income		$ 48,709

See notes to financial statements.

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ADVANTAGE GFC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Resources provided:

Net income		$ 48,709
Decrease in other receivables		4,268
Decrease in investment		599,771
Decrease in interest receivable		34,446
Depreciation		6,924
Decrease in prepaid expenses		33,766
Total resources provided		727,884

Resources applied:

Increase in investment in Banca Advantage	$ 115,161	
Increase in investment in funds	30,582	
Increase in receivable from brokers and dealers	34,531	
Increase in fixed assets	2,024	
Increase in loans and exchanges	2,348	
Decrease in accrued expenses payable	48,216	
Total resources applied		232,862
Increase in cash		495,022
Balance, January 1, 2002		298,948
Balance, December 31, 2002		$ 798,970

See notes to financial statements

4

ADVANTAGE GFC, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Members capital, January 1, 2002	$ 7,802,330
Add: Net income for the year	48,709
Members' capital, December 31, 2002	$ 7,851,039

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$1,000,000
Increases	-0-
Decreases	-0-
Balance, December 31, 2002	$1,000,000

See notes to financial statements.

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ADVANTAGE GFC, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of significant accounting policies:
    Organization:
    The company became a Limited Liability Company on March 1, 1996.
    Income taxes:
    The net income or loss of the company is passed through to the individual members of the
    company, and tax is then incurred by the individual members.

    Depreciation:
    Equipment is stated at cost, less accumulated depreciation.
    Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. Investments:
    In 2002, the Company increased its investment in Banca Advantage di Investimenti &
    Gestiioni-Baig, Spa, a Bank located in Milan, Italy, in the amount of $115,161.

3. The following supplementary information is submitted:
    Exemption from Rule 15c-3 is claimed under (k) (2) (b):

    All customer transactions are cleared through broker-dealer, Bear, Stearns Co.,
    on a fully disclosed basis.

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital
    Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5
    indicated net capital of $939,180. In January 2003, the company filed Part IIA of form X-
    17A-5 (unaudited) and reported net capital of $938,964. The difference of $216 is
    accounted for by accruals and reclassifications made during the audit.

ADVANTAGE GFC, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Capital			$ 7,851,039
Liabilities subordinated to claims of general creditors			1,000,000
			8,851,039
Less: non-allowable assets			(7,907,998)
Tentative net capital before haircuts			943,041
Less: Haircuts on securities			(3,861)
Net capital			939,180
Greater of:			
Minimum dollar net capital required		$100,000	
or			
Minimum net capital required: (6 2/3% of aggregate indebtedness $178,000)		$ 11,867	100,000
Excess net capital			$ 839,180

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 178,000
Percentage of aggregate indebtedness to net capital	19%

See notes to financial statements

7

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Managers and Members of

ADVANTAGE GFC, LLC

I have examined the financial statements of ADVANTAGE GFC, LLC for the year ended December 31, 2002 and have issued my report thereon dated February 24, 2003. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

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There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 24, 2003

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